United States
Securities and Exchange Commission
Washington DC 20549

Schedule 13D
Under the Securities and Exchange Act of 1934
(Amendment No. 1)

Prime Retail Inc.
------------------------------------------------------------------------
(Name of Issuer)

		Prime Retail 8.5% Series B Cumulative Participating Convertible
				Preferred $.01 Par Value
------------------------------------------------------------------------
Title of Class of Securities

741570-30-3
------------------------------------------------------------------------
(CUSIP Number)

Howard Amster, 23811 Chagrin Blvd., suite 200
Beachwood Ohio 44122-5525     (216) 595-1047

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

9/1/2000
--------------------------------------------------------------------------
(Date of Event Which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report this acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however see the Notes)






	 1	Name of Reporting Person	HOWARD AMSTER
							---------------
       2	If a member group			a)	/  /
							b)	/X/
       						---------------
       3    SEC Use only
      						---------------
       4	Source of Funds			PF
     							---------------

       5	Check if  Disclosure of Legal Proceedings is Required
       						--------------------

       6          Citizenship			USA
       						---------------------

       Number of Shares	7		Sole Voting		1,026,325
                                                ------------------
				8		Shared Voting	   72,450
                                                ------------------
				9		Sole Dispositive	1,026,325
                                                ------------------
				10 		Shared Dispositive     72,450
       							------------------
      11	     Aggregate Amount Beneficially owned	   1,170,445
       							------------------
	12       Check if Aggregate Amount (11)  Excludes Certain Shares
 								------------------
	13       Percent of Class Represented by amount in row (11)	14.952%
								-------------------
	14       Type of Reporting Person			IN
								-------------------

























1	Name of Reporting Person	AMSTER LTD PARTNERSHIP
						-----------------------
2	If a member group		a)	/ /
					b)	/X/
      				--------------------------
3	SEC use only
      				--------------------------
4	Source of Funds		OO
					--------------------------
5	Check if Disclosure of Legal Proceedings is Required
						---------------------------------
6	Citizenship or Place of Organization		USA
						---------------------------------
Number of Shares		7	Sole Voting
						---------------------------------
				8	Shared Voting		2,750
						---------------------------------
				9	Sole Dispositive
						---------------------------------
				10	Shared Dispositive	2,750
						---------------------------------
11	Agrregate Amount Beneficially owned		2,750
						---------------------------------
12	Check if Aggregate Amount (11) Excludes Certain Shares
						---------------------------------
13	Percent of Class Represented by amount in row (11)	 .0351%
						---------------------------------
14	Type of Reporting Person			PN
						---------------------------------




























1   	Name of Reporting Person	Amster Trading Company
						------------------------
2	If a member group			a)	/ /
						b)	/X/
      					------------------------
3      SEC Use only
      					------------------------
4      Source of Funds					WC
      					------------------------
5	Check if Disclosure of Legal Proceedings is Required
						------------------------
6	Citizenship or Place of Organization	USA
						------------------------
Number of Shares		7  Sole Voting
						------------------------
				8  Shared Voting		69,700
						------------------------
				9  Sole Dispositive
						------------------------
				10  Shared Dispositive	69,700
						------------------------
11	Aggregate Amount Beneficially owned	 69,700
      					------------------------
12	Check if Aggregate Amount (11) Excludes Certain Shares
      					-------------------------
13	Percent of Class Represented by amount in row (11)    .8904%
      					--------------------------------------
14	Type of Reporting Person			CO
      					-------------------------




























1	Name of Reporting Person		TAMRA F. GOULD
						-------------------------
2	If a member group			a)	/ /
						b)	/X/
						--------------------------
3	SEC use only
						--------------------------
4	Source of Funds				PF
						--------------------------
5	Check if Disclosure of Legal Proceedings
						--------------------------
6	Citizenship				USA
						---------------------------
Number of Shares		7	Sole Voting
						---------------------------
				8	Shared Voting	19,760
						---------------------------
				9	Sole Dispositive
						---------------------------
				10	Shared Dispositive	19,760
						---------------------------
11	Aggregate Amount Beneficially owned		19,760
						---------------------------
12	Check if Aggregate Amount (11) Excludes Certain Shares
						---------------------------
13	Percent of Class Represented by amount in row (11)	 .2524%
						--------------------------------
14	Type of Reporting Person		IN
						-----------------------




























1	Name of Reporting Person		GOULD TRADING COMPANY
							----------------------
2	If a member group			a)	/ /
						b)	/X/
						----------------------------
3	SEC use only
						----------------------------
4	Source of Funds					WC
						----------------------------
5	Check if Disclosure of Legal Proceedings
						----------------------------
6	Citizenship or Place of Organization	USA
						----------------------------
Number of Shares		7	Sole Voting
						----------------------------
				8	Shared Voting	19,760
						----------------------------
				9	Sole Dispositive
						----------------------------
				10	Shared Dispositive	19,760
						----------------------------
11	Aggregate Amount Beneficially owned		19,760
						----------------------------
12	Check if Aggregate Amount (11) Excludes Certain Shares
						----------------------------
13	Percent of Class Represented by amount in row (11)	 .2524%
						-----------------------------
14	Type of Reporting Person		CO
						-----------------------------




























1	Name of Reporting Person	Pleasant Lake Apts Corp
						--------------------------
2	If a member group			a)	/ /
						b)	/X/
						--------------------------
3	SEC use only
						--------------------------
4	Source of Funds			WO
						--------------------------
5	Check if Disclosure of Legal Proceedings is Required
						---------------------------
6	Citizenship or Place of Organization		USA
						---------------------------
Number of Shares		7	Sole Voting
						---------------------------
				8	Shared Voting		170
						---------------------------
				9	Sole Dispositive
						---------------------------
				10	Shared Dispositive	170
						----------------------------
11	Aggregate Amount Beneficially owned		170
						----------------------------
12	Check if Aggregate Amount (11) Excludes Certain Shares
						----------------------------
13	Percent of Class Represented by amount in row (11)	.002%
						-----------------------------
14	Type of Reporting Person				CO
						------------------------------




























1	Name of Reporting Person		Ramat Securities Ltd
							--------------------------
2	If a member group				a)      / /
							b)	  /X/
      						--------------------------
3     SEC Use only
							--------------------------
4	Source of Funds					WC
							--------------------------
5	Check if Disclosure of Legal Proceedings is Required
      						--------------------------
6	Citizenship or Place of Organization	USA
							--------------------------
Number of shares		7	Sole Voting
							--------------------------
				8	Shared Voting		71,500
							--------------------------
				9	Sole Dispositive
							--------------------------
				10	Shared Dispositive	71,500
       						--------------------------
11	Aggregate Amount Beneficially owned		71,500
      						--------------------------
12     Check if Aggregate Amount (11) Excludes Certain Shares
      						--------------------------
13	Percent of Class Represented by amount in row (11) .9134%
      						----------------------------
14	Type of Reporting Person				BD
      						----------------------------




























CUSIP 741570-3-3	Prime Retail 8.5% Series B Cumulative
			Participating Preferred $.01 Par Value

There are no changes to the Schedule 13D, as amended except as follows:

Item 3.  Source and Amount of Funds or Other Consideration
Howard Amster, in his personal and individual retirement accounts purchased additional shares with personal funds without borrowing. The total consideration of the purchases is $ 2,779,219.30.

Ramat Securities Ltd purchased additional shares with working capital without borrowing. The total consideration of the purchases is $ 208,065.77.

Item 5.  Interest in Securities of the Issuer

(a)(b) The aggregate amount owned by the Reporting Persons is 1,190,205 shares or 15.204% of the outstanding shares.

Howard Amster in his personal and individual retirement accounts owns 1,026,325 shares or 13.1107 % of the outstanding shares.

Amster Limited Partnership owns 2,750 shares or .0351% of the outstanding shares.

Amster Trading company owns 69,700 shares or .8904 % of the outstanding shares.

Gould Trading Company owns 19,760 shares or .2524% of the outstanding shares.

Pleasant Lakes Apts Corp owns 170 shares or .002% of the outstanding shares.

Ramat Securities Ltd owns 71,500 shares or
 .9134% of the outstanding shares.



















c) Trades executed on the NYSE as open market transactions.

Identity		Date		Shares		Price		Executing broker
Howard Amster	6/22/00	 33000		6.3902	Friedman,Billings
Accounts:		7/27/00	  4200		5.869		Bear Stearns
			7/28/00	  7600		5.8331	Bear Stearns
			8/1/00	  2500		6.125		Bear Stearns
			8/8/00	  4900		6.4375	Bear Stearns
			8/16/00	  6500		4.7868	Bear Stearns
			9/1/00	 95000		4.125		Bear Stearns
			9/5/00	 95229		4.1456	Bear Stearns
			9/6/00      169561		4.1619	Bear Stearns
			9/7/00	218675		4.1736	Bear Stearns

Ramat Securities Ltd
			6/21/00	   800		5.4375	Bear Stearns
			6/21/00	  1200		6.625		Bear Stearns
			6/21/00	  2000		5.77		Bear Stearns
			8/16/00	  2000		4.7868	Bear Stearns
			8/21/00	   200		4.5		Bear Stearns
			8/23/00	  3100		4.5907	Bear Stearns
			8/24/00	   300		4.625		Bear Stearns
			8/28/00	   400		4.625		Bear Stearns
			8/29/00	  2500		4.325		Bear Stearns
			9/1/00	 25000		4.15		Bear Stearns
			9/5/00	  5000		4.1706	Bear Stearns
			9/7/00	  5000		4.1736	Bear Stearns

Signature	After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Date: 9/8/00	Howard Amster		Amster Limited Partnership


		Amster Trading Company	Tamra F. Gould


		Gould Trading Company	Pleasant Lakes Apts. Corp


		Ramat Securities Ltd.